SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 4)

Aspyra, Inc.
(Name of Issuer) COMMON STOCK, NO PAR VALUE
(Title of Class of Securities) 04538V104
(CUSIP Number) Jay Weil, Esq. 27 Viewpoint Road Wayne, New Jersey 07470 Tel. No. (973) 633-5072
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 24, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . ☐

Note.   Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1 (a) for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 6 Pages)

CUSIP No. 04538V104	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Shawn Chalmers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,289,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,289,660
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,289,660
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.17%
14		TYPE OF REPORTING PERSON* IN

This Amendment No. 4 to Statement on Schedule 13D relates to the beneficial ownership of common stock, no par value (the “Common Stock”), of Aspyra, Inc., a California corporation (the "Company").  This Amendment No. 4 to Schedule 13D is being filed on behalf of James Shawn Chalmers (the “Reporting Person”) and amends and supplements the Schedule 13D originally filed by the Reporting Person on May 23, 2006, as amended by Amendment No.1 thereto filed by the Reporting Person on October 24, 2007, Amendment No. 2 filed by the Reporting Person on April 3, 2008 and Amendment No.3 thereto filed by the Reporting Person on February 26, 2009 (collectively, the “Existing Schedule 13D”). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Existing Schedule 13D.

Item 3 of the Existing Schedule 13D is amended to read in its entirety as follows:

“Item 3.       Source and Amount of Funds or Other Consideration.

On September 16, 2005 J&S expended $9,345 of its investment capital to purchase 3,500 shares of Common Stock.

On November 30, 2005 the Chalmers Trust purchased 500 shares of Common Stock in an open market transaction for an aggregate purchase price, including commissions of $1,285.99.

During the period from December 23, 2005 to January 6, 2006 the Chalmers Trust purchased an aggregate of 23,000 shares of Common Stock in open market transactions for an aggregate purchase price, including commissions, of $60,208. The entire purchase price was paid from the internal funds of the Chalmers Trust.

On May 17, 2006, pursuant to a Common Stock and Warrant Purchase Agreement with the Company dated as of May 4, 2006 (the “Purchase Agreement”), Orion purchased directly from the Company for an aggregate purchase price of $400,000, an aggregate of 200,000 shares of Common Stock and warrants to purchase for $3.00 per share an aggregate of 120,000 shares of Common Stock. On August 30, 2007 Orion exercised such warrants in full for $132,000. The warrants were exercised in connection with the offer by the Company to all such warrant holders of a one-time temporary reduction in the exercise price of the warrants from $3.00 per share to $1.10 per share of Common Stock.

On May 17, 2006, pursuant to the Purchase Agreement, the Chalmers Trust purchased directly from the Company for an aggregate purchase price of $300,000, an aggregate of 150,000 shares of Common Stock and warrants to purchase for $3.00 per share an aggregate of 90,000 shares of Common Stock. On August 30, 2007 the Chalmers Trust exercised such warrants in full for $99,000. The warrants were exercised in connection with the offer by the Company to all such warrant holders of a one-time temporary reduction in the exercise price of the warrants from $3.00 per share to $1.10 per share of Common Stock.

The source of funds to pay the $400,000 and $300,000 purchase prices for the purchases of Common Stock and warrants made by Orion and the Chalmers Trust on May 17, 2006 and the exercise of such warrants as described in the preceding two paragraphs were advances from Harrington Bank under lines of credit maintained by such entities.

On May 22, 2006 Orion purchased in an open market transaction 9,000 shares of Common Stock at $2.25 per share (an aggregate of $20,250) and paid $364.75 as a commission for such purchase.

During the period from May 26, 2006 to August 16, 2006 Orion purchased an aggregate of 59,200 shares of Common Stock in open market transactions for an aggregate purchase price, including commissions, of $139,294.71. The entire purchase price was paid from the investment capital of Orion.

During the period from July 18, 2006 to September 29, 2006 the Reporting Person purchased an aggregate of 30,000 shares of Common Stock for his children (7,500 for each child) for an aggregate purchase price of $57,037.00 in open market transactions. The Reporting Person’s children used their personal funds to make such purchases.

On March 15, 2007 the Chalmers Trust purchased 2,100 shares of Common Stock in open market transactions for an aggregate purchase price, including commissions, of $3,419.75. The entire purchase price was paid from the internal funds of the Chalmers Trust.

On October 19, 2007, the Chalmers Trust received a distribution from a limited liability company of which it was a member of an aggregate of 238,723 shares of Common Stock. The Chalmers Trust did not pay any consideration to any person in connection with the distribution to it of such shares.

Orion and the Chalmers Trust effect open market purchases of securities primarily through lines of credit or margin accounts maintained for them with Harrington Bank and Southwest Securities, Inc., which may extend margin credit to Orion and Chalmers Trust as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

On March 26, 2008 the Chalmers Trust purchased for $750,000 ($450,000 in cash and a rollover of a bridge note in the principal amount of $300,000 which evidenced a bridge loan made by the Chalmers Trust to the Company on March 13, 2008), (a) a secured convertible note of the Company in the principal amount of $750,000 and (b) three year warrants to purchase an aggregate of 1,363,637 shares of Common Stock at an exercise price of $.55 per share. The note is convertible into Common Stock at a conversion rate of one share for each $.55 in principal and/or interest converted. The warrants (which were later exercised in full as discussed below) contained, and the note contains, certain limitations on exercise which provide that the number of shares of Common Stock that may be acquired by the holder of the warrants upon any exercise of the warrant or the holder of the note upon conversion of the note shall be limited to the extent necessary to insure that, following such exercise or conversion the total number of shares of Common Stock then beneficially owned by such holder and the holder’s affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Securities Exchange Act does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise or conversion). The source of funds to pay the $750,000 purchase price (including the original bridge loan) was an advance from Enterprise Bank & Trust Company under a line of credit maintained with such bank.

On February 12, 2009 the Chalmers Trust purchased for $175,000 in cash (a) a secured convertible note of the Company in the principal amount of $175,000 and (b) three year warrants to purchase an aggregate of 1,010,484 shares of Common Stock at an exercise price of $.31 per share. The note is convertible into Common Stock at a conversion rate of one share for each $.31 in principal and/or interest converted. The note and warrants contain certain limitations on exercise which provide that the number of shares of Common Stock that may be acquired by the holder of the warrants upon any exercise of the warrant or the holder of the note upon conversion of the note shall be limited to the extent necessary to insure that, following such exercise or conversion the total number of shares of Common Stock then beneficially owned by such holder and the holder’s affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Securities Exchange Act does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise or conversion). The source of funds to pay the $175,000 purchase price was an advance from Harrington Bank under a line of credit maintained with such bank.

On August 24, 2009 the Chalmers Trust exercised all of the 1,363,637 warrants issued to it on March 26, 2008 at a reduced exercise price of $.15 per share. The funds for such warrant exercise were provided to the Chalmers Trust from a line of credit with Enterprise Bank. In connection with the exercise of such warrants the Company and the Chalmers Trust waived the limitations on the number of shares of Common Stock that might be acquired by the Chalmers Trust upon exercise of such warrants.

Without the limitations on the number of shares of Common Stock that could be acquired by the Chalmers Trust upon conversion of the convertible notes issued to the Chalmers Trust on March 26, 2008 and February 12, 2009 and the exercise of the warrants issued to the Chalmers Trust on February 12, 2009 the Reporting Person would be deemed to beneficially own an additional 2,938,636 shares of Common Stock (not including any additional shares of Common Stock which would be issuable upon conversion of any accrued interest on such convertible notes).”

Item 5 of the Schedule 13D is amended to read in its entirety as follows:

“Item 5.       Interest in Securities of the Issuer.

(a)  As of the date hereof, the Reporting Person may be deemed to beneficially own 2,289,660 shares of the Common Stock representing approximately 13.17% beneficial ownership of the Company's Common Stock. This includes 3,500 shares of Common Stock directly owned by J&S; 388,200 shares of Common Stock directly owned by Orion; 30,000 shares owned by the Reporting Person’s children and 1,867,960 shares of Common Stock directly owned by the Reporting Person or the Chalmers Trust.

(b)  The Reporting Person may be deemed to share with the entity directly owning such shares, the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares of Common Stock reported as beneficially owned by such Reporting Person.

(c)   On August 24, 2009 the Chalmers Trust exercised all of the 1,363,637 warrants issued to it on March 26, 2008 at a reduced exercise price of $.15 per share.

Except as set forth herein, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  Not applicable.

(e)  Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 24, 2009
(Date)

/s/ James Shawn Chalmers_
James Shawn Chalmers